William N. Haddad
+1 212 479 6720
whaddad@cooley.com

September 23, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
The Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	YOU On Demand Holdings, Inc.
Registration Statement on Form S-3
Filed June 17, 2015
File No. 333-205042

Dear Mr. Spirgel:

On behalf of YOU On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby submit this response to the comment letter dated July 2, 2015 (the “Comments”) by the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-3, filed June 17, 2015 (File No. 333-205042). The Company is concurrently submitting Amendment No. 1 to Form S-3 (the “Registration Statement”), which reflect the changes referenced in this response letter.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments on a point by point basis. The Comments are set forth below in bold font and our responses follow each respective Comment. In our responses, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.

We note that you are registering for resale up to 15,902,993 shares of common stock and that your chief executive officer, an entity affiliated with your executive chairman and certain of your other directors are among the selling stockholders. Given the amount of shares being offered relative to the number of shares outstanding held by non-affiliates and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Two

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully submits that the proposed offering of shares of the Company’s common stock by the selling stockholders as contemplated by the Registration Statement is properly regarded as a secondary offering.

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”) . C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;
•	the circumstances under which the selling stockholders have received the shares;
•	the relationship of the selling stockholders to the issuer;
•	the number of shares being sold;
•	whether the selling stockholders are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 15,902,993 shares of common stock (the “Shares”) of the Company on behalf of the selling stockholders is not, and should not be considered, a primary offering of the Shares to the public and none of the selling stockholders is, nor should be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering as proposed above should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required.

How Long the Selling Stockholders Have Held the Share

All of the Shares being registered for resale under the Registration Statement were issued and sold pursuant to a purchase agreement in which each selling stockholder made specific representations to the Company that such selling stockholder was acquiring the securities, including the Series E Shares, convertible into the Shares in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Shares are now being registered for resale is not evidence that the selling stockholders desire to effect an immediate distribution.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Three

Each selling stockholder has borne for a considerable time and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. In the case of Mr. Shane McMahon, our Chairman, it has been for several years as the Series A Stock which Mr. McMahon recently exchanged for 933,333 shares of Series E Preferred Stock (and which common stock underlying such Series E Preferred Stock is being registered in the Registration Statement) was originally purchased by Mr. McMahon in August of 2010. In the case of C Media Limited, an entity affiliated with Xuesong Song, our Executive Chairman, made its initial investment decision 24 months ago in July 2013 when it purchased Series D Preferred Stock and the last closing of its Series E Investment was made 18 months ago. The Company believes the purchase of the securities convertible into the Shares is inconsistent with the notion that such investors are acquiring such securities with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company. Mr. Weicheng Liu, our Chief Executive Officer, has held the Shares being registered on his behalf since February 2012, and continues to bear the full economic and market risk of his investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective.

The Circumstances Under Which the Selling Stockholders Received Their Shares

The selling stockholders acquired securities in a private placement transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Shares since their acquisition of the securities convertible into the Shares at least as long ago as January 31, 2014 and in some cases since August 2010. As noted above, each selling stockholder made specific representations to the Company that such selling stockholder is acquiring the securities convertible into the Shares in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such selling stockholder does not have a present arrangement to effect any distribution of the securities purchased from the Company which are convertible into the Shares to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any selling stockholder has any plan to act in concert to effect a distribution of its securities or the underlying shares. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling stockholders have taken any actions to condition or prime the market for the potential resale of the Shares. To do so would result in a breach of the respective representations made by the selling stockholders to the Company.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Four

None of the selling stockholders is acting on the Company’s behalf with respect to the Shares registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling stockholders that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Instead the selling stockholders will receive all proceeds received from resale of the Shares.

The Selling Stockholders’ Relationship to the Company

The Company does not have an underwriting relationship with any of the selling stockholders. Each selling stockholder acquired the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that it was acquiring such shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

None of the selling stockholders had a prior relationship with the Company before the consummation of each selling stockholders initial investment in the securities of the Company which are now shares of common stock or convertible into the Shares.

The registration rights granted to the selling stockholders are traditional registration rights and are not indicative of any present intention of the selling stockholders to sell or distribute the Shares, much less sell or distribute the Shares on behalf of the Company. The decision to exercise these registration rights now and request that the Shares be registered with the SEC was made solely by the selling stockholders and not the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the selling stockholders’ contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares. The selling stockholders negotiated the customary registration rights set forth for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Five

The Amount of Shares Involved

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the selling stockholders have any agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Six

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any selling stockholders has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as each selling stockholder’s represented investment intent, support the characterization of the offering as secondary in nature.

Whether the Selling stockholders are in the Business of Underwriting Securities

No selling stockholder who is an officer or director of the Company and will be included in the Registration Statement is in the business of underwriting securities and none of such selling stockholders is a registered broker dealer or affiliated with a broker dealer. According to representations of all of the selling stockholders that the Company relied upon in the course of the investments made by the selling stockholders, each acquired the Shares for investment purposes and not with a view toward distribution. The Company has no basis to believe these representations are not true.

As noted above, each selling stockholder made specific representations to the Company that such selling stockholder was acquiring the Shares in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each selling stockholder has represented that such selling stockholder has purchased the Shares in the ordinary course for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the selling stockholders’ respective ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the shares covered by the Registration Statement were registered.

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Larry Spirgel
September 23, 2015
Page Seven

Based on the above, the Company respectfully submits that none of such selling stockholders acquired the Shares with a view for distribution. The evidence which does exist leads to the opposite conclusion, that is, each selling stockholders’ representation to the Company that they purchased the Shares solely for their own accounts and for investment purposes and not with a view for resale was and remains true and correct.

Whether Under All the Circumstances it Appears that the Selling stockholders are Acting as a Conduit for the Company.

The Company respectfully submits that under all of the circumstances described above, the selling stockholders are not acting as a conduit for the Company. In that regard, the Company believes that the selling stockholders have made individual investment decisions to purchase the Shares in arms-length transactions. The Company is not aware of any evidence that would suggest that any of the selling stockholders are acting, individually or together, to effect a distribution of the Shares. The Company emphasizes that there was a fundamental business purpose to the transaction in which such securities were issued that has nothing whatsoever to do with an offering of the underlying shares.

Each of the selling stockholders has borne for a considerable time – in no event for a period less than approximately 18months and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time.

The Company believes that the following factors weigh in favor of the conclusion that the offering by the selling stockholders should properly be regarded as a secondary offering:

The Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the selling stockholders to engage in a long- term investment in the Company;

The selling stockholders have borne the risk of investment by holding the shares for a considerable time and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Also, the selling stockholders acquired the shares in a negotiated private placement transaction involving certain representations provided by the selling stockholders as to their investment intent;

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Eight

The selling stockholders made their investment in arms-length transactions at fair market value;

The Company filed the Registration Statement to comply with negotiated registration rights possessed by the selling stockholders and will receive no financial benefit from any future sale of the Shares;

The Staff’s prior position in CD&I 116.15 concludes that affiliates are not automatically deemed to be altar-egos of issuers and may validly engage in secondary offerings;

The selling stockholders engaged in these transactions with the Company as a private investment and not the underwriting of securities; and

The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior position taken in CD&I 612.12 CD&I 216.14.

2.

We note that you are registering for resale 1,938,411 shares of common stock issuable upon conversion of Series E preferred stock issuable upon conversion of a promissory note. Please remove these shares as it is premature to register them for resale before the promissory note has been converted into Series E preferred stock and the Series E preferred stock is outstanding.

Response to Comment No. 2

In response to the Staff’s comment, registration for resale of the 1,938,411 shares of common stock issuable upon conversion of the Series E preferred stock issuable upon conversion of Mr. McMahon’s promissory note is not premature because the promissory note is immediately convertible upon demand by Mr. McMahon and the shares of Series E preferred stock issuable upon conversion of the note are, in turn, immediately convertible into shares of the Company’s common stock. Accordingly, the Company requests that the aforementioned 1,938,411 shares of common stock continue to be included in the Registration Statement.

3.

We note that you have submitted an application for confidential treatment for portions of Exhibit 10.1 to your Form 10-Q filed May 14, 2015, which is incorporated by reference into the Form S-3. Please note that any comments on this pending confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Nine

Response to Comment No. 3

The Company has submitted an amended confidential treatment request with respect to Exhibit 10.1 to the Form 10-Q for the fiscal quarter ended March 31, 2015, in response to the Staff’s comment letter dated June 18, 2015, and the Company acknowledges (i) any further comments on this pending confidential treatment request may impact disclosure in the prospectus and (ii) the effectiveness of the Registration Statement depends on, among other things, the completion of the confidential treatment application.

Selling Stockholders, page 6

4.

You disclose in the first sentence of this subsection that you are registering for resale shares of common stock issuable upon “the exercise of the Warrants issued and issuable to the selling stockholder.” Please confirm that all of these warrants are currently outstanding.

Response to Comment No. 4

In response to the Staff’s comment, the Company has removed from the Registration Statement the words “and issuable” from the phrase “the exercise of the Warrants issued and issuable to the selling stockholder” referenced above.

5.

Please disclose the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the company. Briefly disclose how each selling security holder received their shares.

Response to Comment No. 5

In response to the Staff’s comment, the Company has disclosed (i) the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the Company and (ii) how each selling security holder received their shares.

6.

You disclose that Kerry Propper, Ronald Glickman and Steven Urbach are affiliates of a broker-dealer and are registering for resale shares underlying warrants. It appears that these individuals are affiliated with Chardon Capital Markets, and we note that Chardon Capital Markets served as placement agent in the company’s August 2012 offering consisting of either Class A units and warrants or Class B units and warrants. Please disclose how and when Messrs. Propper, Glickman and Urbach received their warrants.

Response to Comment No. 6

In response to the Staff’s comment, the Company has disclosed how and when Messrs. Propper, Glickman and Urbach received their warrants.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Larry Spirgel
September 23, 2015
Page Ten

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

If you have any questions or need any further information regarding this request, please call the undersigned at (212) 479-6720.

Sincerely,

William N. Haddad

WNH:dp

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